EXHIBIT 99.1

Grown Rogue to Report Second Quarter 2025 Financial Results and Host Conference Call on August 12, 2025

MEDFORD, Ore., July 21, 2025 /CNW/ - Grown Rogue International Inc. ("Grown Rogue" or the "Company") (CSE: GRIN) (OTC: GRUSF), a flower-forward cannabis company combining craft values with disciplined execution, will report its financial results for the second quarter ended June 30, 2025, on Tuesday, August 12, 2025, after market close.

The Company will also host a conference call on Tuesday, August 12, 2025, at 4:30 p.m. Eastern Time (1:30 p.m. Pacific Time) to discuss the results and provide a corporate update.

CEO Obie Strickler and members of the management team will host the call, followed by a question-and-answer period.

Conference Call Details

Date:	Tuesday August 12, 2025

Time:	4:30 p.m. Eastern Time (1:30 p.m. Pacific Time)

Webcast:	Register

Dial-in:	1-800-836-8184 (North America Toll-Free)
1-800-836-8184 (Canada Toll-Free)

A telephone replay of the conference call will be available until 19 August 2025, by dialing (+1) 888 660 6345 and using replay code: 33641#

The webcast will be archived on Grown Rogue's Investor Relations website for approximately 90 days following the call. For assistance, please contact: invest@grownrogue.com.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a flower-forward cannabis company rooted in Oregon's Rogue Valley, a region known for its deep cannabis heritage and commitment to quality. With operations in Oregon, Michigan, and New Jersey—and expansion underway in Illinois— Grown Rogue specializes in producing designer-quality indoor flower. Known for exceptional consistency and care in cultivation, our products are valued by retailers, budtenders, and consumers alike.

By blending craft values with disciplined execution, we've built a scalable, capital-efficient platform designed to thrive in competitive markets. We believe sustained excellence in cannabis flower production is the engine of the industry's supply chain—and our competitive advantage.

For more information about Grown Rogue, please visit www.grownrogue.com.

SOURCE Grown Rogue International Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2025/21/c0318.html

%CIK: 0001463000

For further information: General Inquiries and Investor Contact: Obie Strickler, Chief Executive Officer, obie@grownrogue.com; Investor Relations: invest@grownrogue.com, (458) 226-2662

CO: Grown Rogue International Inc.

CNW 07:00e 21-JUL-25